Mail Stop 3561

March 25, 2009

By Facsimile and U.S. Mail

Mr. Zhuangyi Wang
Chief Executive Officer
QKL Stores Inc.
 Jing Qi Street
Dougfeng Xincun
Sa'er Tu District
163311 Daging, P.R. China

       Re: QKL Stores Inc. (f/k/a Forme Capital, Inc.)
           Amendment No. 6 to Registration Statement on Form S-1
          Filed March 11, 2009
          File No. 333-150800
          Forms 10-Q/A for the Fiscal Quarters Ended June 30, 2008 and
          September 30, 2008
          Filed March 11, 2009
          File No. 033-10893

Dear Mr. Wang:

      We have reviewed your response letter dated March 11, 2009 and filings and have the following comment. Please feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 6 to Registration Statement on Form S-1

Independent Auditor's Report, page F-32

1.   We note your revision to Note 15 on page F-55 disclosing the Waiver and Release dated as of March 9, 2009, whereby investors waived their right to liquidated damages for your failure to have the registration statement declared effective on or prior to September 24, 2008. In this regard, where subsequent events require disclosure in the notes to the financial statements, the auditor generally either dual dates their report or dates it as of a

later date. Please request your independent registered public accounting firm to revise their report accordingly or advise us of what factors they considered in determining it was not necessary to dual date their report given the waiver and release from liquidated damages occurred subsequent to their report date of November 12, 2008. Please refer to AU Section 530, Dating of Independent Auditor's Report and AU Section 560, Subsequent Events.

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or Donna DiSilvio, Senior Staff Accountant, at (202) 551-3202, if you have questions regarding the comment on the financial statements and related matters. Please contact Christopher Chase, Staff Attorney, at (202) 551-3485, Ellie Bavaria, Special Counsel, at (202) 551-3238 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Darren Ofsink, Esq.
        Guzov Ofsink LLC
        Facsimile No. (212) 688-7273